eGain Communications Corporation

June 22, 2012

VIA ELECTRONIC TRANSMISSION

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	eGain Communications Corporation
Form 10-K for the fiscal year ending June 30, 2011
Filed September 27, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 14, 2012
File No. 001-35314

Ladies and Gentlemen:

On behalf of eGain Communications Corporation (the “Company”) this is a response to the staff (the “Staff”) of the Securities and Exchange Commission’s letter of June 15, 2012. We understand and agree with the Commission’s efforts to assist filers in their efforts to comply with the applicable disclosure requirements and hope that the Commission will accept our response to your letter as our best efforts to comply with the Staff’s comments and suggestions.

As requested, our references parallel your letter and any abbreviations used in this letter coincide with those used in the Form 10-K or Form 10-Q.

Form 10-K for the fiscal year ended June 30, 2011

Item 1. Business, page 1.

1. We note the additional risk factor disclosure proposed in response to prior comment 3. You state on page 68 that you have agreements with third parties to provide co-location services for hosting operations. You further state that pursuant to these agreements, the hosting services provider provides co-location services with certain guarantees of network availability. In subsequent filings, consider describing for us any business continuity plan that you will implement in the event of an outage at your current third-party co-location centers. (.e.g., does the third party hosting service provider maintain back-up co-location centers where your customers’ information may be stored should an outage occur).

Mr. Patrick Gilmore

United States Securities and

Exchange Commission

June 22, 2012

Response:

The Company respectfully notes the Staff’s comment and intends to revise future filings.

2. In addition, consider including in subsequent filings a description of the material terms of any standard service level agreements that you enter into with your customers. By way of example, such disclosure should include a description of any clauses that would require you to indemnify any customer against a loss, damage or costs resulting from the customer’s use of your service.

Response:

The Company respectfully notes the Staff’s comment and intends to revise future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 28.

3. Your response to prior comment 5 indicates that in future filings you will report metrics in a manner more consistent with other companies in your industry. Please tell us how you intend to disclose bookings metrics in future filings and provide us with proposed disclosure.

Response:

The Company made a decision to discontinue the use of the term “bookings metrics” for future filings. Instead it will disclose unbilled deferred revenue which will provide investors the ability to calculate bookings as defined by other companies in its industry as revenue plus change in deferred revenue. Unbilled deferred revenue represents business that is contracted but not yet invoiced or collected and off balance sheet.

The following is an example of the proposed disclosure:

Deferred Revenue: Deferred revenue on the balance sheet as of June 30, 2012 was $xx, an increase of xx% on a year-over-year basis. Current deferred revenue increased by xx% year-over-year to $xx, benefited in part by longer invoice durations. Long term deferred revenue increased by xx% year-over-year to $xx. Unbilled deferred revenue, representing business that is contracted but not yet invoiced or collected and off –balance- sheet, was approximately $xx, up from approximately $xx at the end of fiscal 2011.

Mr. Patrick Gilmore

United States Securities and

Exchange Commission

June 22, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 12. Litigation, page 12

4. We note your response to prior comment 10. Please tell us the amount that was accrued as of June 30, 2011 and tell us how you determined the amount of the accrual. Tell us whether there were any reasonably possible losses in addition to the amounts accrued as of June 30, 2011 and explain to us how you came to that determination as of June 30, 2011. If there were reasonably possible additional losses at June 30, 2011 please tell us how your disclosures comply with ASC 450-20-50. In this regard, we note that you did not disclose an estimate of an additional loss or range of loss, or state that an estimate could not be made. Please advise.

Response:

As of June 30, 2011, the Company had recorded an estimated liability of $200,000 for legal settlement costs associated with outstanding litigation. According to the general rule on recognition of loss contingencies ASC 450-20-25-2, management accrued the estimated loss contingency as it believed the loss was probable and represented our best estimated liability based on all known facts through the filing date of our 10-K, which included the nature of the litigation, the parties involved and possible settlement amounts for recording a liability as of June 30, 2011. There were no other reasonably possible additional losses to consider at such time. As described in our initial response certain new facts arose after the filing of our 10-K which resulted in additional losses during our fiscal year ended June 30, 2012. The liability amount of $200,000 was not disclosed in accordance with ASC 450-20-50 as such amount was not considered significant to our consolidated balance sheet as of June 30, 2011, as it represented 0.9 percent of total liabilities, or our statements of operations for the year ended June 30, 2011, as it represented 0.8 percent of total operating costs and expenses and 2.3 percent of income before income tax.

*****

In connection with the foregoing response, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Patrick Gilmore

United States Securities and

Exchange Commission

June 22, 2012

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (408) 636-4455. Comments can also be sent via facsimile at (408) 636-4400.

Yours truly,

/s/ Eric Smit

Eric Smit

Chief Financial Officer